Exhibit 99.2

SEABRIDGE GOLD INC.

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2024 and 2023

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen a policy it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ reports, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Rudi P. Fronk	/s/ Christopher J. Reynolds
Rudi P. Fronk	Christopher J. Reynolds
Chairman & CEO	Vice President, Finance and Chief Financial Officer
March 27, 2025	March 27, 2025

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Seabridge Gold Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 27, 2025, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of secured note liabilities

As discussed in Note 4(ii) to the consolidated financial statements, the Company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into the models include future precious and base metals prices, discount rates, forecasted metals production, and probabilities of Environmental Assessment Certificate (“EAC”) expiry, achieving commercial production and securing project financing. Changes to these inputs and assumptions could have a significant impact on the measurement of the secured note liabilities. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the secured note liabilities. As discussed in Note 11 to the consolidated financial statements, the fair value of the Company’s 2022 secured note liability at December 31, 2024 was $313,766 thousand and the fair value of the Company’s 2023 secured note liability at December 31, 2024 was $248,786 thousand.

We identified the determination of the fair values of the secured note liabilities as a critical audit matter. Significant auditor judgment was required to assess the fair values of the secured note liabilities and to assess certain key assumptions of future precious and base metals prices, discount rates, and forecasted metals production used to determine the fair values.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the fair values of the secured note liabilities. This included controls over the development and selection of the significant assumptions and the resulting fair value. We compared forecasted metals production to the Company’s previously filed technical report. We involved valuation professionals with specialized skills and knowledge who assisted in:

●	evaluating the estimated future precious and base metals prices by comparing against data obtained from third-party estimates and sources;

●	evaluating the discount rate by comparing the Company’s assumption to information derived from publicly available third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2002.

Toronto, Canada
March 27, 2025

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Seabridge Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Disclosure Controls and Procedures and Internal Controls over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2024. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 27, 2025

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$49,815	$82,438
Amounts receivable and prepaid expenses	5	2,928	7,763
Investment in marketable securities	6	5,403	3,750
		58,146	93,951
Non-current assets
Investment in associate	6	913	1,247
Long-term receivables and other assets	7	119,947	105,947
Mineral interests, property and equipment	8	1,251,424	1,128,464
Reclamation deposits	10	22,307	21,350
		1,394,591	1,257,008
Total assets		$1,452,737	$1,350,959

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	9	$11,281	$32,734
Flow-through share premium	12	6,940	5,543
Lease obligations		348	373
Provision for reclamation liabilities	10	1,750	759
		20,319	39,409
Non-current liabilities
Secured note liabilities	11	562,552	573,888
Deferred income tax liabilities	17	20,304	-
Lease obligations		1,002	1,063
Provision for reclamation liabilities	10	5,542	6,676
		589,400	581,627
Total liabilities		609,719	621,036

Shareholders’ equity	12	843,018	729,923
Total liabilities and shareholders’ equity		$1,452,737	$1,350,959

Subsequent events (Notes 7, 12, 14 and 18), commitments and contingencies (Note 18)

The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and were signed on its behalf:

/s/ Rudi P. Fronk	/s/ Julie L. Robertson
Rudi P. Fronk	Julie L. Robertson
Director	Director

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

		Year ended December 31,
	Note	2024	2023
Remeasurement of secured notes	11	$36,916	$(29,690)
Corporate and administrative expenses	15	(21,181)	(17,441)
Foreign exchange gain (loss)		(44,610)	9,282
Other income - flow-through shares	12	6,903	4,183
Environmental rehabilitation expense	10	(450)	-
Finance income (loss)		3,166	(1,795)
Finance costs and other		(616)	(2,500)
Earnings (loss) before income taxes		(19,872)	(37,961)
Income tax recovery (expense)	17	(11,375)	8,695
Net loss for the year		$(31,247)	$(29,266)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Remeasurement of secured notes		$34,199	$(84,393)
Change in fair value of marketable securities		1,653	54
Tax impact		(9,455)	22,780
Total other comprehensive income (loss)		26,397	(61,559)
Comprehensive income (loss) for the year		$(4,850)	$(90,825)

Weighted average number of common shares outstanding
Basic	12	88,765,198	83,001,989
Diluted	12	88,765,198	83,001,989

Loss per common share
Basic	12	$(0.35)	$(0.35)
Diluted	12	$(0.35)	$(0.35)

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity
As at December 31, 2023	86,108,019	$934,608	$3,400	$39,484	$(186,643)	$(60,926)	$729,923
Share issuance - At-The-Market offering	3,645,859	77,482	-	-	-	-	77,482
Share issuance - Interest expense paid in shares	1,101,403	20,030	-	-	-	-	20,030
Share issuance - Private placement	851,000	17,193	-	-	-	-	17,193
Share issuance - Options exercised	50,000	1,302	(416)	-	-	-	886
Share issuance - RSUs vested	151,638	2,466	(2,466)	-	-	-	-
Share issuance - other	5,000	105	-	-	-	-	105
Share issuance costs	-	(1,957)	-	-	-	-	(1,957)
Deferred tax on share issuance costs	-	526	-	-	-	-	526
Stock-based compensation	-	-	3,680	-	-	-	3,680
Other comprehensive income	-	-	-	-	-	26,397	26,397
Net loss for the year	-	-	-	-	(31,247)	-	(31,247)
As at December 31, 2024	91,912,919	$1,051,755	$4,198	$39,484	$(217,890)	$(34,529)	$843,018
As at December 31, 2022	81,339,012	$856,462	$4,655	$36,160	$(157,377)	$633	$740,533
Share issuance - At-The-Market offering	2,516,839	43,681	-	-	-	-	43,681
Share issuance - Interest expense paid in shares	1,285,178	19,737	-	-	-	-	19,737
Share issuance - Private placement	875,150	14,011	-	-	-	-	14,011
Share issuance - Options exercised	50,000	1,150	(2,815)	2,438	-	-	773
Share issuance - RSUs vested	41,840	823	(823)	-	-	-	-
Share issuance costs	-	(1,715)	-	-	-	-	(1,715)
Deferred tax on share issuance costs	-	459	-	-	-	-	459
Stock-based compensation	-	-	3,269	-	-	-	3,269
Expired options	-	-	(886)	886	-	-	-
Other comprehensive loss	-	-	-	-	-	(61,559)	(61,559)
Net loss for the year	-	-	-	-	(29,266)	-	(29,266)
As at December 31, 2023	86,108,019	$934,608	$3,400	$39,484	$(186,643)	$(60,926)	$729,923

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Year ended December 31,
	2024	2023
Operating Activities
Net loss	$(31,247)	$(29,266)
Adjustment for non-cash items:
Remeasurement loss (gain) on secured notes	(36,916)	29,690
Unrealized foreign exchange loss (gain)	46,427	(9,150)
Other income - flow-through shares	(6,903)	(4,183)
Stock-based compensation	3,680	3,269
Income tax expense (recovery)	11,375	(8,695)
Other non-cash items (Note 13)	(398)	362
Adjustment for cash items:
Environmental rehabilitation disbursements	(843)	(3,664)
Changes in working capital items:
Amounts receivable and prepaid expenses	(32)	457
Accounts payable and accrued liabilities	637	(357)
Net cash used in operating activities	(14,220)	(21,537)

Investing Activities
Mineral interests, property and equipment	(106,279)	(230,162)
Long-term receivables and other assets	(14,000)	(54,244)
Redemption of short-term deposits	-	151,854
Investment in short-term deposits	-	(70,164)
Redemption of convertible notes receivable	-	528
Investment in security deposits	(957)	(707)
Net cash used in investing activities	(121,236)	(202,895)

Financing Activities
Secured notes	-	198,825
Share issuance net of costs	101,018	61,519
Exercise of options	886	773
Payment of lease liabilities	(639)	(666)
Net cash from financing activities	101,265	260,451
Effects of exchange rate fluctuation on cash and cash equivalents	1,568	269
Net increase (decrease) in cash and cash equivalents during the year	(32,623)	36,288
Cash and cash equivalents, beginning of the year	82,438	46,150
Cash and cash equivalents, end of the year	$49,815	$82,438

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a Company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company was incorporated under the laws of British Columbia, Canada on September 14, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada and the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of preparation

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 27, 2025.

B.	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities over which the Company has control. Control over an entity exists when the Company is exposed or has rights to returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations and comprehensive income (loss).

Where a business combination is achieved in stages, previously held non-controlling equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations and comprehensive income (loss) or other comprehensive income, as appropriate. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively during the measurement period. However, the measurement period will not exceed one year from the acquisition date. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company applies the definition of a business as outlined in IFRS 3 to determine whether a transaction or other event is a business combination. If the assets acquired are not a business, the Company accounts for the transaction or other event as an asset acquisition.

(ii)	Associates

An associate is an entity over which the Company has significant influence but not control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights but can also arise where the Company has less than 20% if influence is exerted over policy decisions that affect the entity. The Company’s share of the net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method of accounting.

3.	Summary of material accounting policies

The material accounting policy information used in the preparation of these consolidated financial statements is described below.

A.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except certain financial instruments described in note “L”, which are measured at fair value.

B.	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiaries’, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of operations and comprehensive income (loss).

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the statement of financial position date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of profit or loss for the year.

C.	Mineral interests, property and equipment

(i)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property and equipment and, as such, the Company capitalizes all exploration costs, which include acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest. The fair value of any recoveries from the disposition or optioning of a mineral property is credited to the carrying value of mineral properties.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of operating as intended by management.

The actual recoverable value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(ii)	Construction in progress

Construction in progress includes power infrastructure, camps, bridges, and roads related to early infrastructure development at the Company’s KSM Project (“KSM”). Costs are not depreciated until the underlying assets are ready for use as intended by management.

(iii)	Equipment

Equipment located at project site are earth moving equipment, vehicles and other equipment used in the early infrastructure development at KSM. To the extent that the Company utilizes its own equipment for the activities which are capitalized for the mineral properties or the construction in progress, the associated depreciation is capitalized to those assets.

(iv)	Capitalized borrowing costs

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction. Qualifying assets are assets that require a significant amount of time to get ready for their intended use, including projects that are in the development or construction stages. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

D.	Depreciation

Effective from the point an asset is available for its intended use, the assets are depreciated using the straight-line method over the estimated economic life of the asset. Estimated useful lives normally vary from three to fifteen years for equipment to a maximum of forty years for buildings. During the development phase, depreciation expense related to the right of use assets and property and equipment is recapitalized to the construction in progress pool.

Residual values, useful lives and depreciation methods are reviewed periodically and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

E.	Leasing arrangements

Leases are recognized as a right-of-use (“ROU”) asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period. The ROU asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

F.	Impairment of non-financial assets

The carrying value of the Company’s mineral interests, property and equipment is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incur substantial additional expenditures on the project; or it is determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged immediately to comprehensive loss within the consolidated statements of operations and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of operations and comprehensive income (loss).

G.	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include obligations which are expected to arise from future disturbance.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation incorporating risks specific to the obligation using a pre-tax rate that reflects current market assessments of the time value of money. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the carrying amount of the related property. For locations where mining activities have ceased, the changes to obligations are charged directly to the consolidated statements of operations and comprehensive income (loss).

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the consolidated statements of operations and comprehensive income (loss) in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result, there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties provided as security for future reclamation costs are included in reclamation deposits on the statement of financial position.

H.	Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

I.	Share-based payments

The Company’s share-based compensation plans are comprised of the following:

(i)	Restricted Share Units Plan: Restricted share units (“RSUs”) are equity-settled and can be subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RSUs are recorded at fair value as follows: The portion of the RSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions are recorded at the market value of the shares at the date of grant. The compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The Company reviews estimated forfeitures of RSUs on an ongoing basis.

(ii)	Deferred Share Unit Plan: Deferred share units (“DSUs”) are, in the sole discretion of the Company, either equity or cash-settled, and are recorded at fair value based on the market value of the shares at the grant date. The compensation expense is recognized over the vesting period based on the number of units estimated to vest.

Currently, DSUs are granted to the members of the Board of Directors, and RSUs are awarded to members of senior management and certain employees as a percentage of long-term incentive awards.

J.	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized in the consolidated statements of operations and comprehensive income (loss).

K.	Net earnings (loss) per common share

Basic earnings (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue RSUs. Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings (loss) per share as the effect is anti-dilutive.

L.	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss (“FVTPL”). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at FVTPL

Cash and cash equivalents and short-term deposits are measured at amortized cost. Cash equivalents are short-term deposits with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase. Convertible notes receivable are recorded at FVTPL.

Financial assets at amortized cost

Trade and other receivables are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Secured note liabilities

The Company has elected to account for its secured note liabilities and all embedded derivatives as a single financial liability at fair value. The change in fair value of the secured note liabilities is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss).

The Company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions used in the models include future precious and base metals prices, discount rates, forecasted metals production, probabilities of the Environmental Assessment Certificate (“EAC”) expiring, the probabilities and timelines for securing project financing, and the timelines in achieving commercial production.

With respect to the put options (refer to note 11), the Company considers the likelihood of the options becoming exercisable in the future, based on a range of possible outcomes. In 2024, the Company determined that the probability of the EAC expiring was remote, and as such, no effect of the EAC put was factored into the calculation of fair value as of December 31, 2024 (2023 - no effect). With respect to the project financing put option (refer to note 11), the Company has assessed as of December 31, 2024, that it is unlikely that the project financing put will not be exercisable and has incorporated this assumption in the calculation of fair value as of December 31, 2024 (2023 - no effect).

M.	Accounting pronouncements

Change in material accounting policies

On January 1, 2024, the Company adopted amendments to IAS 1 “Presentation of Financial Statements” that clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. For liabilities with covenants, the amendments clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification as current or non-current. The amendments did not have an impact on the Company’s consolidated financial statements and the comparative period on the date of adoption.

New accounting standards and interpretations issued and effective:

(i)	On September 22, 2022, the IASB issued amendments to IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions, particularly those with variable lease payments. The amendments require the seller-lessee to subsequently measure lease liabilities in a way such that it does not recognize any gain or loss relating to the right of use it retains.

(ii)	On May 25, 2023, the IASB issued amendments to IAS 7 requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms.

The Company applied the above amendments to its consolidated financial statements for the annual reporting period beginning on January 1, 2024. The application of these amendments did not have an impact on the Company’s consolidated financial statements.

Accounting pronouncements issued but not yet effective:

(i)	On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

(ii)	On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact of the amendments on its financial statements.

(iii)	On August 15, 2023, the IASB issued amendments to IAS 21 to specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments are effective on January 1, 2025 and are not expected to have a significant impact on the Company’s financial statements.

4.	Critical accounting judgments and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s material accounting policies, which are described in Note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

(i)	Critical accounting judgments

The following are the critical judgments that the Company has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements (refer to appropriate accounting policies for details).

Impairment of mineral interests, property and equipment

Mineral interests are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indication of impairment exists, and the carrying amount of the mineral interest exceeds its estimated recoverable amount, the carrying value is written down to the recoverable amount and the loss is recognized in the statement of operations and comprehensive income (loss). Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from the successful development or the sale of the project.

(ii)	Key sources of estimation uncertainty

Mineral reserves and resources

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimate.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates:

●	Mineral properties and determination of technical feasibility and commercial viability. The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances
●	Impairment analysis of non-financial assets
●	Estimates of timing of cash outlays for asset retirement obligations, and
●	The valuation of the secured note liabilities

Mineral properties

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Reclamation Liabilities

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each project site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved.

Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

Secured note liabilities

The Company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into the models include future precious and base metals prices, discount rates, forecasted metals production, and probabilities of EAC expiry, achieving commercial production and securing project financing. Changes to these inputs and assumptions could have a significant impact on the measurement of the secured note liabilities. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the secured note liabilities. Refer to Note 11 for further information.

5.	Amounts receivable and prepaid expenses

($000s)	December 31, 2024	December 31, 2023
HST	1,312	4,493
Prepaid expenses and other receivables	1,616	3,270
	2,928	7,763

6.	Investments

($000s)	January 1, 2024	Fair value through other comprehensive income (loss)	Loss of associate	Impairment	Additions	December 31, 2024
Current assets:
Investments in marketable securities	3,750	1,653	-	-	-	5,403

Non-current assets:
Investment in associate	1,247	-	(334)	-	-	913

($000s)	January 1, 2023	Fair value through other comprehensive income (loss)	Loss of associate	Impairment	Additions		December 31, 2023
Current assets:
Investments in marketable securities	3,696	54	-	-	-		3,750

Non-current assets:
Investment in associate	1,389	-	(208)	-	66	(a)	1,247

(a)	The Company accounts for its investment in Paramount, a publicly listed company, using the equity method. In 2023, the Company received 151,855 common shares of Paramount for payment of interest on the secured convertible note receivable accrued between July 1, 2022 and December 27, 2023 when the note was repaid.

The Company holds a 4.2% (December 31, 2023 – 4.7%) interest in Paramount which is classified as investment in associate and accounted for using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During 2024, the Company recorded its proportionate share of Paramount’s net loss of $0.3 million (2023 – $0.2 million) within equity loss of associate on the consolidated statements of operations and comprehensive income (loss). As at December 31 2024, the carrying value of the Company’s investment in Paramount was $0.9 million (December 31, 2023 - $1.2 million).

7.	Long-term receivables and prepaid expenses

($000s)	December 31, 2024	December 31, 2023
BC Hydro [1]	106,720	92,720
Canadian Exploration Expenses [3]	9,361	9,361
British Columbia Mineral Exploration Tax Credit [2]	3,866	3,866
	119,947	105,947

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement, the Company has made $106.7 million prepayments inclusive of $14.0 million paid during the current year. Subsequent to December 31, 2024, the Company paid an additional $15.6 million to BC Hydro (refer to Note 18).
2)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed the discovery process with the Department of Justice that included settling an agreed statement of facts. The Company presented its case in the BC Supreme Court in September 2024. As at December 31, 2024, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest. As a result the Company has recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. Subsequent to the year end on March 26, 2025, a judgment was rendered substantially in the favor of the Company supporting its position for the recoverability of the BCMETC receivable.

3)	As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at December 31, 2024. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.8 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

8.	Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets [1]	Total
Cost
As at January 1, 2023	687,074	121,201	72,404	2,437	883,116
Additions	69,732	178,764	1,187	781	250,464
Transfers	-	(101,899)	101,899	-	-
As at December 31, 2023	756,806	198,066	175,490	3,218	1,133,580
Additions	45,784	80,145	-	836	126,765
Disposals [3]	-	-	-	(1,326)	(1,326)
Transfers	-	(232)	232	-	-
As at December 31, 2024	802,590	277,979	175,722	2,728	1,259,019
Accumulated Depreciation
As at January 1, 2023	-	-	1,070	549	1,619
Depreciation expense [2]	-	-	2,517	980	3,497
As at December 31, 2023	-	-	3,587	1,529	5,116
Depreciation expense [2]	-	-	2,605	842	3,447
Disposal [3]	-	-	-	(968)	(968)
As at December 31, 2024	-	-	6,192	1,403	7,595
Net Book Value
As at December 31, 2023	756,806	198,066	171,903	1,689	1,128,464
As at December 31, 2024	802,590	277,979	169,530	1,325	1,251,424

1)	Right-of-use assets consist of property and equipment related to assets leased and accounted for under IFRS 16

2)	Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress

3)	Disposals relate to equipment lease cancellations at KSM

Mineral interests, property and equipment additions by project are as follows.

		Year ended December 31, 2024
($000s)	January 1, 2024	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total	December 31, 2024
Additions
KSM additions [1]	928,412	15,225	80,145	-	836	96,206	1,024,618
Courageous Lake	81,519	1,090	-	-	-	1,090	82,609
Iskut	64,078	17,062	-	-	-	17,062	81,140
Snowstorm	39,459	1,079	-	-	-	1,079	40,538
3 Aces	18,730	11,328	-	-	-	11,328	30,058
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
	1,133,580	45,784	80,145	-	836	126,765	1,260,345
KSM transfers	-	-	(232)	232	-	-	-
KSM disposals	-	-	-	-	(1,326)	(1,326)	(1,326)
Total	1,133,580	45,784	79,913	232	(490)	125,439	1,259,019

		Year ended December 31, 2023
($000s)	January 1, 2023	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2023
Additions
KSM additions [1]	707,190	40,490	178,764	1,187	781	221,222	928,412
KSM transfers		-	(101,899)	101,899	-	-	-
Courageous Lake	77,999	3,520	-	-	-	3,520	81,519
Iskut	49,904	14,174	-	-	-	14,174	64,078
Snowstorm	34,562	4,897	-	-	-	4,897	39,459
3 Aces	12,079	6,651	-	-	-	6,651	18,730
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
Total	883,116	69,732	76,865	103,086	781	250,464	1,133,580

1)	In 2024, the KSM construction in progress additions included $32.9 million of capitalized borrowing costs (2023 - $19.4 million). The capitalized costs were net of $0.5 million (2023 - $6.9 million) of interest income earned on the residual balance of the borrowed funds which is reported within the investment in mineral interests, property and equipment line on the consolidated statements of cash flows.

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of Cdn$160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In December 2020, the Company purchased the Snowfield (renamed East Mitchell) property from Pretium Resources Inc. The East Mitchell property, located in the same valley that hosts KSM’s Mitchell deposit, was purchased for US$100 million ($127.5 million) in cash, a 1.5% net smelter royalty on East Mitchell property production, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from East Mitchell property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the East Mitchell property. US$15 million of the conditional payment can be credited against future royalty payments.

Additions to construction in progress consisted of $44.5 million (2023 - $156.9 million) of KSM assets under construction costs, $32.9 million (2023 - $19.4) of capitalized borrowing costs related to the secured note liabilities interest expense, and $2.6 million (2023 - $2.5 million) of capitalized depreciation expense. In 2024, $0.2 was transferred from construction in progress to property and equipment (2023 - $128.0 million).

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

e)	3 Aces

In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will pay an additional $1.25 million.

f)	Grassy Mountain

In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $0.8 million retained within mineral properties, related to the option to either receive, at the discretion of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020 but they have not notified the Company that permitting and bonding for the mine is in place.

9.	Accounts payable and accrued liabilities

($000s)	December 31, 2024	December 31, 2023
Trade payables	8,525	27,302
Non-trade payables and accrued expenses	2,756	5,432
	11,281	32,734

10.	Provision for reclamation liabilities

($000s)	December 31, 2024	December 31, 2023
Beginning of the year	7,435	10,846
Disbursements	(843)	(3,664)
Environmental rehabilitation expense	450	-
Accretion	250	253
End of the year	7,292	7,435

Provision for reclamation liabilities – current	1,750	759
Provision for reclamation liabilities – long-term	5,542	6,676
	7,292	7,435

The estimate of the provision for reclamation obligations, as at December 31, 2024, was calculated using the estimated discounted cash flows of future reclamation costs of $7.3 million (December 31, 2023 - $7.4 million) and the expected timing of cash flow payments required to settle the obligations between 2025 and 2026. As at December 31, 2024, the undiscounted future cash outflows are estimated at $7.7 million (December 31, 2023 - $8.1 million) primarily over the next two years. The nominal discount rate used to calculate the present value of the reclamation obligations was 2.9% at December 31, 2024 (December 31, 2023 - 3.9%). For the year ended December 31, 2024, reclamation disbursements amounted to $0.8 million (2023 - $3.7 million).

In 2024, the Company updated the closure plan for the Johnny Mountain mine site and charged an additional $0.5 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Expenditures include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs.

In 2024, the Company placed $0.9 million on deposit as security for the reclamation obligations at KSM. In 2023, the Company placed $0.7 million on deposit as security for the reclamation obligations at KSM and 3 Aces. As at December 31, 2024, the Company has placed a total of $22.3 million (December 31, 2023 - $21.4 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposits. As at December 31, 2024, and December 31, 2023, the Company had $10.0 million of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM project.

11.	Secured Note liabilities

i.	2022 Secured Note

On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, (“Financing Put”) with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing). As at December 31, 2024, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty (2023 – 60%).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

To satisfy the interest payment on the 2022 Secured Note, during 2024, the Company issued 1,101,403 common shares, in respect of the interest incurred during year ended December 31, 2024 (2023 - 1,285,178 common shares).

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five year quoted forward price, and the discount rates. As at December 31, 2024, management does not expect the EAC to expire, hence no impact on the fair value determination.

In accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the Financing Put for the 2022 Secured Note would become exercisable in 2027, therefore, as at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put, of $313.8 million, and for the year ended December 31, 2024 the Company recorded a $19.4 million gain.

During the comparative year in 2023, the fair value of the 2022 Secured Note, using a discounted cash flow model with the Monte Carlo simulation, increased and the Company recorded a $30.8 million loss.

The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	December 31, 2024		December 31, 2023
Forecast silver production in thousands of ounces		166,144		166,144
Silver spot price on December 27, 2024 and December 27, 2023 [1]	US$	29.66	US$	24.38
Risk-free rate		4.8%		4.0%
Credit spread		4.8%		4.0%
Share price volatility		60%		60%
Silver royalty discount factor		11.6%		9.2%

1)	The metal prices used in models are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

The carrying amount for the 2022 Secured Note is as follows:

($000s)	December 31, 2024	December 31, 2023
Fair value beginning of the year (or on issuance)	294,363	263,541
Change in fair value loss (gain) through profit and loss	(210)	3,096
Change in fair value loss (gain) through other comprehensive income (loss)	(5,004)	34,830
Foreign currency translation loss (gain)	24,617	(7,104)
Total change in fair value	19,403	30,822

Fair value end of the year	313,766	294,363

Sensitivity Analysis:

For the fair value of the 2022 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Silver price forward curve	● Future silver prices were 10% higher	nil
	● Future silver prices were 10% lower	nil
● Discount rates	● Discount rates were 1% higher	$(6.3)
	● Discount rates were 1% lower	$6.5
Key unobservable inputs
● Forecasted silver production	● Silver production indicated silver ounces were 10% higher	nil
	● Silver production indicated silver ounces were 10% lower	nil

1)	As at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put, therefore the fair value is not sensitive to changes in silver price forward curve or the forecasted silver production. The fair value recorded would be higher than the value of the put option in the event that silver price forward curve or forecasted silver production were 32% higher, or discount rates were 1.5% lower.

ii.	2023 Secured Note

On May 11, 2023, the Company announced that it, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), had agreed to the principal terms of a royalty agreement under which Sprott Resource Streaming and Royalty Corp. (“Sprott”) would pay KSMCo US$150 million and KSMCo would grant Sprott up to 1.2% net smelter royalty (“NSR”) on the KSM project. Thereafter, the Company and Sprott agreed to restructure the proposed transaction as the sale of a secured note and, on June 28, 2023, the Company and KSMCo, signed a definitive agreement to sell a secured note (“2023 Secured Note”) that is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on its 100% owned KSM Project (“KSM”) to Sprott for US$150 million. The transaction closed on June 29, 2023. The key terms of the 2023 Secured Note include:

●	When the 2023 Secured Note matures, Sprott will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below. Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032 or, if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2023 Secured Note to the Company, on March 24, 2035.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) will be deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) is payable in a lump sum on or before December 29, 2025.

●	KSMCo can pay the Interest Deferral Amount (US$21.5M) in cash or Seabridge common shares or KSMCo can elect to increase the size of the NSR to be sold to Sprott on the Maturity Date from a 1% NSR to a 1.2% NSR (the “Royalty Increase Election”).

●	The Company can elect to satisfy quarterly interest payments, including the Deferral Amount due, by paying in cash or Seabridge common shares at its options subject to limitations noted below. The requirement to make quarterly interest payments expires on the maturity date.

●	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the NSR to be sold to Sprott on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the “Production Delay Increase”). As at December 31, 2024, the fair value of the 2023 Secured Note was calculated based on a 1.25% to 1.5% NSR (2023 – 1% to 1.2%).

●	The Company has the option to purchase the NSR amount down (after the NSR is sold to Sprott) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	if the Company is obligated to sell Sprott a 1% or 1.25% NSR on the Maturity Date at the time, US$155 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

This Sprott put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	If KSM’s EAC expires at anytime while the 2023 Secured Note is outstanding, Sprott can put the 2023 Secured Note back to the Company at any time over the following nine months for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	The Company can elect to satisfy payments due on Sprott’s exercise of either of its put rights in cash or by delivering common shares at its options subject to limitations noted below.

●	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecast and discount rates. As at December 31, 2024, management does not expect the EAC to expire, hence no impact on the fair value determination.

In accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, the Company has assessed as of December 31, 2024, that it is unlikely that the project financing put will not be exercisable, however as at December 31, 2024, the fair value of the 2023 Secured Note was greater than the fair value of the financing put embedded in the note and the Company recorded the higher value recognizing a $30.7 million gain (since inception through December 31, 2023 - $80.7 million loss) on the remeasurement.

The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	December 31, 2024		December 31, 2023
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Metals spot prices:
Gold per ounce on December 27, 2024 and December 27, 2023 [1]	US$	2,617.20	US$	2,081.90
Silver per ounce on December 27, 2024 and December 27, 2023 [1]	US$	29.66	US$	24.38
Copper per pound on December 16, 2024 and December 18, 2023 [1]	US$	4.06	US$	3.81
Molybdenum per pound on December 31, 2024 and December 29, 2023 [1]	US$	21.37	US$	18.60
Risk-free rate		4.8%		4.0%
Credit spread		4.8%		4.0%
Share price volatility		60%		60%
NSR royalty discount factor		11.6%		9.2%

1)	The metal prices used in model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

The carrying amount for the 2023 Secured Note is as follows:

($000s)	December 31, 2024	December 31, 2023
Fair value beginning of the year/inception	279,525	198,825
Change in fair value loss (gain) through profit and loss	(23,353)	33,182
Change in fair value loss (gain) through other comprehensive income (loss)	(29,195)	49,563
Foreign currency translation loss (gain)	21,809	(2,045)
Total change in fair value	(30,739)	80,700

Fair value end of the year	248,786	279,525

Sensitivity Analysis:

For the fair value of the 2023 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Metals price forward curve	● Future metal prices were 10% higher	$16.4
	● Future metal prices were 10% lower	$(16.5)
● Discount rates	● Discount rates were 1% higher	$(30.1)
	● Discount rates were 1% lower	$36.3
Key unobservable inputs
● Forecasted metal production	● Metal production indicated volumes were 10% higher	$16.0
	● Metal production indicated volumes were 10% lower	$(16.1)

12.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at December 31, 2024 or December 31, 2023.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2024. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the first quarter of 2023, the Company entered into an agreement with two securities dealers, for an At-The-Market (“ATM”) offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program was in effect until the Company’s US$750 million Shelf Registration Statement, that was due to expire in January 2025, was replaced with a new US$750 million Shelf Registration Statement, replacing the one due to expire. Also subsequent to the year end in January 2025, a US$100 million prospectus supplement was filed and the Company entered into an agreement with two securities dealers for a new ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in February 2027.

In 2024, the Company issued 3,645,859 shares, at an average selling price of $21.25 per share, for net proceeds of $75.9 million under the Company’s ATM. As at December 31, 2024, US$10.9 million was available under the ATM. Subsequent to the year end, the Company issued 126,750 shares, at an average selling price of $17.79 per share, for net proceeds of $2.2 million under the Company’s ATM. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s ATM.

On June 5, 2024, the Company issued 575,000 flow-through common shares at $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $3.1 million of qualifying exploration expenditures and $1.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On October 22, 2024, the Company issued 80,500 flow-through common shares at $31.08 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $0.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $2.5 million of qualifying exploration expenditures and the $0.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On December 23, 2024, the Company issued 195,500 flow-through common shares at $25.67 per common share for aggregate gross proceeds of $5.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $1.7 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $0.2 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2023, the Company issued 875,150 flow-through common shares at $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $19.6 million of qualifying exploration expenditures and the $5.5 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

Subsequent to December 31, 2024, on February 13, 2025, the Company entered into an agreement to sell, on a bought deal basis, 6,540,000 common shares of the Company, at US$12.25 per common share, for gross proceeds of US$80.1 million. The financing closed on February 19, 2025. Also subsequent to the year end on February 13, 2025, the Company entered into a private placement subscription agreement with a strategic investor to sell 1,640,000 common shares of the Company at US$12.25 per common share, for gross proceeds of US$20.1 million. The private placement closed concurrently with the bought deal. In aggregate, 8,180,000 common shares were issued, at a price of US$12.25 per common share, for gross proceeds of US$100.2 million.

b)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options, RSUs and DSUs. Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU and DSU Plan, the Board of Directors has the authority to grant RSUs and DSUs, and to establish terms including the vesting criteria and the life of the RSUs and the DSUs. Stock option, RSU and DSU transactions were as follows:

	Options			RSUs and DSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of Units	Amortized Value ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2024	50,000	17.72	416	697,726	2,984	3,400
Granted	-	-	-	370,920	134	134
Exercised option or vested RSU	(50,000)	17.72	(416)	(151,638)	(2,466)	(2,882)
Expired	-	-	-	(79,707)	(84)	(84)
Amortized value of stock-based compensation	-	-	-	-	3,630	3,630
Outstanding at December 31, 2024	-	-	-	837,301	4,198	4,198
Exercisable at December 31, 2024	-

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2023	477,500	15.85	4,117	345,266	538	4,655
Granted	-	-	-	399,300	144	144
Exercised option or vested RSU	(50,000)	15.46	(460)	(41,840)	(823)	(1,283)
Options surrendered for cash	(273,500)	15.46	(2,355)	-	-	(2,355)
Expired	(104,000)	16.17	(886)	(5,000)	(33)	(919)
Amortized value of stock-based compensation	-	-	-	-	3,158	3,158
Outstanding at December 31, 2023	50,000	17.72	416	697,726	2,984	3,400
Exercisable at December 31, 2023	50,000

In 2024, the Option Plan was cancelled, and the Company will only issue RSUs or DSUs in the future.

In December 2024, 54,500 DSUs were granted to Board members, 272,420 RSUs were granted to senior management, and 44,000 RSUs were granted to other employees of the Company. The vesting of the RSUs granted to senior management is dependent on certain corporate objectives including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks. The fair value of RSUs granted with vesting dependent on market conditions was valued using a Monte-Carlo simulation. The total fair value of the RSU and DSU grants, of $6.0 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from one year to five years from the date of the grant and is also dependent on the corporate objectives being met.

In December 2023, 273,500 options, with exercise price of $15.46 per option, were surrendered for cash at the weighted average rate of $0.18 cash payment per option. During the second quarter of 2024, the remaining 50,000 outstanding share options with an exercise price of $17.72 were exercised and were exchanged for common shares of the Company.

In December 2023, 379,300 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 277,500 was granted to senior management, with vesting dependent on certain corporate objectives including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks. The fair value of RSUs granted with vesting dependent on market conditions was valued using a Monte-Carlo simulation. The fair value of total RSU grants, of $4.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from one year to three years from the date of the grant and is also dependent on the corporate objectives being met. Of the RSUs granted to senior management, 69,375 RSUs, with vesting dependent on market conditions, expired on December 31, 2024.

In December 2022, 310,266 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 232,266 was granted to senior management, with vesting dependent on certain corporate objectives including the Company submitting its formal application to the regulator for the KSM Project to be designated as Substantially Started, notification from the regulator that the KSM Project has been designated as Substantially Started, and announcement of KSM joint venture agreement, or other transformative transaction affecting the ownership and control of KSM. The fair value of the total RSU grants, of $5.1 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from nine months to three years from the date of the grant and is dependent on the corporate objectives being met. During first quarter of 2024, upon the Company submitting its formal application to regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs vested and were exchanged for common shares of the Company. During the third current quarter of 2024, and upon the Company receiving the Substantially Started designation for the KSM Project, further 58,067 RSUs vested and were exchanged for common shares of the Company.

c)	Basic and diluted net income loss per common share

Basic and diluted net loss attributable to common shareholders of the Company for the year ended December 31, 2024 was $31.2 million (2023 - $29.3 million net loss).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

	Year ended December 31,
($000s)	2024	2023
Basic weighted average number of common shares outstanding	88,765,198	83,001,989
Weighted average shares dilution exclusions: [1]
Restricted share units	328,391	286,232
Deferred share units	3,722	-

1)	Excluded in the diluted weighted average number of common shares outstanding as their exercise or settlement would be anti-dilutive in the earnings per share calculation. Dilutive RSU and DSU units were determined using the Company’s average share price for the year. For the year ended December 31, 2024, the average share price used was $20.06 (year ended December 31, 2023 - $16.63).

13.	Cash flow items

Adjustment for other non-cash items within operating activities:

		Year Ended December 31,
($000s)	Notes	2024	2023
Effects of exchange rate fluctuation on cash and cash equivalents	-	(1,568)	(269)
Environmental and rehabilitation expense	10	450	-
Equity loss of associate	6	334	208
Loss on convertible notes receivable	-	-	103
Interest income earned on convertible notes receivable	-	-	(66)
Depreciation	8	136	132
Finance costs, net	-	250	254
		(398)	362

14.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s fair values of financial assets and liabilities were as follows:

	December 31, 2024
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Investment in marketable securities	5,403	5,403	-	-	5,403
Liabilities
Secured note liabilities	562,552	-	-	562,552	562,552

	December 31, 2023
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Investment in marketable securities	3,749	3,749	-	-	3,749
Liabilities
Secured note liabilities	573,888	-	-	573,888	573,888

The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. Subsequent to December 31, 2024, the Company replaced its US$750 million base shelf prospectus and related registration statement, that was expiring in late January 2025, with a new US$750 million base shelf prospectus and registration statement that expires in February 2027. In January 2025, the Company renewed its ATM offering that allows for the issuance of up to an additional US$100 million of its common shares by way of sales over the New York Stock Exchange. The ATM is available to the Company until February 2027 (or until US$100 million in shares have been sold). Under the terms of the US$80.1 million bought deal financing completed on February 19, 2025 the Company agreed not to sell any of its shares for a 90-day period. Accordingly, unless its covenant is waived, the Company cannot sell shares under its ATM offering until after May 20, 2025.

In 2024, the Company raised $75.9 million (in 2023 - $42.8 million) through the ATM offering. The Company intends to utilize the ATM offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro (refer to Note 18). When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2024, the Company had cash and cash equivalents of $49.8 million (December 31, 2023 - $82.4 million) for settlement of current financial liabilities of $11.3 million (December 31, 2023 - $32.7 million). Except for the secured note liabilities and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms.

The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the Consolidated Statements of Financial Position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	21,044	42,088	42,088	208,546	313,766
2023 Secured Note including interest	37,951	28,058	28,058	154,719	248,786
Flow-through share expenditures	19,757	-	-	-	19,757
Lease obligation	762	880	820	175	2,637
	79,514	71,026	70,966	363,440	584,946

Market Risk

(a)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liabilities (Note 11) bear interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secure note liability and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at December 31, 2024, the Company had cash and cash equivalents, investment in associate, reclamation deposits, accounts payable and secured notes that are in US dollars.

(c)	Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $5.4 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

15.	Corporate and administrative expenses

($000s)	2024	2023
Employee compensation	8,624	7,165
Stock-based compensation	3,680	3,318
Professional fees	4,324	3,011
Other general and administrative	4,553	3,947
	21,181	17,441

16.	Related party disclosures

Compensation to key management personnel of the Company:

($000s)	2024	2023
Compensation of directors:
Directors’ fees	836	734
Stock-based compensation	573	435
	1,409	1,169

Compensation of key management personnel:
Salaries and benefits and consulting fees	8,701	7,632
Stock-based compensation	2,592	2,511
	11,293	10,143
	12,702	11,312

During year ended December 31, 2024 and 2023, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17.	Income taxes

($000s)	2024	2023

Deferred tax expense (recovery)	11,375	(8,695)
	11,375	(8,695)

Tax expense (recovery) recognized in other comprehensive income or directly in equity

($000s)	2024	2023

Financing costs - recognized in statement of equity	(526)	(459)
Revaluation of the secured note liabilities - recognized in OCI	9,455	(22,780)
	8,929	(23,239)

In 2024, the Company recognized income tax expense of $11.4 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liabilities, and by income tax expense arising from the renouncement of expenditures related to the flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by the impact of the losses in the year. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2024, of $9.2 million, was also recorded through other comprehensive income (loss).

(a)	Rate Reconciliation

The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Provincial statutory income tax rates of 26.89% (2023 - 26.75%).

($000s)	2024	2023
Earnings (loss) before income taxes	(19,872)	(37,961)
	26.89%	26.75%

Income tax calculated using statutory rates	(5,343)	(10,153)
Non-deductible/(non-taxable) items	5,361	(1,512)
Difference in foreign tax rates	28	(25)
Movement in tax benefits not recognized	4,900	(985)
Renouncement of flow-through expenditures	6,800	4,018
Other	(371)	(38)
Income tax (recovery) expense	11,375	(8,695)

(b)	Deferred Income Tax

The following table summarizes the significant components of deferred income tax assets and liabilities:

($000s)	December 31, 2024	December 31, 2023
Deferred income tax assets:
Property and equipment	2,032	1,253
Provision for reclamation liabilities	1,368	1,406
Financing costs	1,858	2,383
Non-capital loss carryforwards	53,561	46,571
Secured note liabilities	834	21,814
Restricted interest and financing expense	5,423	-
Deferred income tax liabilities:
Mineral interests	(85,380)	(73,427)
Net deferred income tax liabilities	(20,304)	-

(c)	Unrecognized Deferred Tax Assets

The company has not recognized deferred income tax assets in respect of the following tax effected deductible temporary differences:

($000s)	December 31, 2024	December 31, 2023
Marketable securities	-	130
Loss carryforwards	390	1,712
Investment tax credits	1,481	1,481
Foreign tax credits	268	268
Mineral properties	842	351
Other	7,855	1,576

Deferred tax has not been recognized on the deductible temporary difference of $1.4 million (2023 - $1.9 million) relating to investments in subsidiaries as these amounts will not be distributed in the foreseeable future.

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which the Company can utilize the benefits there from.

(d)	Income Tax Attributes

As at December 31, 2024, the Company had the following income tax attributes to carry forward.

	($000s)	Expiry date
Canadian non-capital losses	199,007	2044
Canadian capital losses	2,574	Indefinite
Canadian tax basis of mineral interest	481,795	Indefinite

US non-capital losses	614	2044
US tax basis of mineral interest	31,019	Indefinite

18.	Commitments and contingencies

	Payments due by years
($000s)	Total	2025	2026-27	2028-29	2030-31
2022 Secured Note - interest	131,049	21,044	42,088	42,088	25,829
2023 Secured Note - interest	111,286	37,951	28,058	28,058	17,219
Capital expenditure obligations	7,600	7,600	-	-	-
Flow-through share expenditures	19,757	19,757	-	-	-
Mineral interests	9,223	817	1,634	3,386	3,386
Lease obligation	2,612	762	880	820	150
	281,527	87,931	72,660	74,352	46,585

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project. On March 21, 2024, and again subsequent to the year end on January 8, 2025, the Company signed amendments to the Facilities Agreement with BC Hydro.

Based on the amended Facilities Agreement, the cost to complete the construction is estimated to be $86.2 million of which the Company has paid $46.8 million to BC Hydro and of the remaining balance, $7.6 million was paid subsequent to the year-end, and the difference is due to be paid in April and July 2025 in the amounts of $24.4 million and $7.4 million, respectively. In addition, the Facilities Agreement requires $74.7 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available, of which the Company has paid $59.7 million to BC Hydro and of the remaining balance, $8.0 million was paid subsequent to the year-end, and $7.0 million is scheduled to be paid in July 2025. The $74.7 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%. Refer to Note 11 for details on the secured note liabilities.